                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 11-K


(Mark One)

/X/    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the fiscal year ended December 31, 1995


                                    OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from __________________ to _____________________

Commission file number 0-9787
                       ------


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

      REPUBLIC INDUSTRIES, INC. RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         REPUBLIC INDUSTRIES, INC.
                         200 East Las Olas Blvd., Suite 1400
                         Fort Lauderdale, Florida 33301

                          REPUBLIC INDUSTRIES, INC.
                           RETIREMENT SAVINGS PLAN



                             FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL SCHEDULES


                     TOGETHER WITH REPORT OF INDEPENDENT
                         CERTIFIED PUBLIC ACCOUNTANTS


                          DECEMBER 31, 1995 AND 1994

                          REPUBLIC INDUSTRIES, INC.

                           RETIREMENT SAVINGS PLAN


           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                        Pages
                                                                        -----
Report of Independent Certified Public Accountants.................       1

Statement of Net Assets Available for Benefits as of
  December 31, 1995 and 1994.......................................       2

Statement of Changes in Net Assets Available for Benefits for
  the Year Ended December 31, 1995.................................       3


Notes to Financial Statements......................................      4-7

Item 27a - Schedule of Assets Held for Investment Purposes
  as of December 31, 1995..........................................       8

Item 27d - Schedule of Reportable Transactions for the Year Ended
  December 31, 1995................................................       9



              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Plan Administrator of
  Republic Industries, Inc.
  Retirement Savings Plan:


We have audited the accompanying statements of net assets available for benefits of Republic Industries, Inc. Retirement Savings Plan (formerly Republic Waste Industries, Inc. Retirement Savings Plan) as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP


Fort Lauderdale, Florida,
  July 9, 1996.

                          REPUBLIC INDUSTRIES, INC.
                           RETIREMENT SAVINGS PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                       AS OF DECEMBER 31, 1995 AND 1994

                                                                            1995              1994
                                                                            ----              ----
ASSETS:

Investments, at fair market value:
Mutual Funds:
CMA Money Fund.......................................................     $    400          $    323
Merrill Lynch Retirement Preservation Trust..........................      146,633           129,826
Merrill Lynch Growth Fund............................................      231,885           171,329
Merrill Lynch Global Allocation Fund.................................      205,814           167,726
Merrill Lynch Capital Fund...........................................      157,191           112,170
                                                                          --------          --------
  Total Mutual Funds.................................................      741,923           581,374

Republic Industries, Inc. Common Stock...............................       45,409               --
                                                                          --------          --------
  Total Investments..................................................      787,332           581,374

Employee Contributions Receivable....................................      171,588            48,321
                                                                          --------          --------
  Total Assets.......................................................      958,920           629,695


LIABILITIES:
Payable to participants..............................................       50,404            17,361
                                                                          --------          --------

NET ASSETS AVAILABLE FOR BENEFITS....................................     $908,516          $612,334
                                                                          ========          ========

           The accompanying notes to financial statements are an integral part of these statements.

                          REPUBLIC INDUSTRIES, INC.
                           RETIREMENT SAVINGS PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     FOR THE YEAR ENDED DECEMBER 31, 1995


                                                                         Merrill Lynch                        Merrill Lynch
                                                                           Retirement                            Global
                                                            CMA Money     Preservation     Merrill Lynch        Allocation
                                                              Fund           Trust          Growth Fund           Fund
                                                            --------     -------------     -------------      -------------
NET ASSETS AVAILABLE
FOR BENEFITS DECEMBER 31, 1994..........................    $ 323        $129,826          $171,329           $167,726

Additions:
Employee Contributions..................................      --           96,215           112,507            100,645
Employee Rollover Contributions.........................      --            2,639            19,991             14,400
                                                            -----        --------          --------           --------
  Total Contributions...................................      --           98,854           132,498            115,045


Dividend Income.........................................      505           7,595            19,401             15,013
Net Appreciation in Fair Value of Investments...........      --              --             34,686             22,030
                                                            -----        --------          --------           --------
  Subtotal..............................................      505           7,595            54,087             37,043

  Total Additions.......................................      505         106,449           186,585            152,088

Distributions:
 Participant Distributions..............................      --          (21,996)          (43,840)           (33,864)
 Distribution for Spin-off of Republic
  Environmental Systems, Inc. (see Note 7)..............       (1)        (64,319)          (84,678)           (93,807)
                                                            -----        --------          --------           --------
  Total Distributions...................................       (1)        (86,315)         (128,518)          (127,671)

Interfund Transfers, Net................................     (427)         (3,327)            2,489             13,671
                                                            -----        --------          --------           --------

NET ASSETS AVAILABLE
FOR BENEFITS DECEMBER 31, 1995..........................    $ 400        $146,633          $231,885           $205,814
                                                            =====        ========          ========           ========



                                                          Merrill Lynch      Republic               Other
                                                            Capital        Industries, Inc.       Receivable
                                                              Fund           Common Stock       (Payable), Net       Total
                                                          ------------     ----------------      ------------        ------
NET ASSETS AVAILABLE
FOR BENEFITS DECEMBER 31, 1994..........................    $112,170           $   --             $ 30,960          $ 612,334

Additions:
Employee Contributions..................................      84,266            17,921             123,267            534,821
Employee Rollover Contributions.........................      11,393            11,176                 --              59,599
                                                            --------           -------            --------          ---------
  Total Contributions...................................      95,659            29,097             123,267            594,420


Dividend Income.........................................      14,782               --                  --              57,296
Net Appreciation in Fair Value of Investments...........      19,191            17,747                 --              93,654
                                                            --------           -------            --------          ---------
  Subtotal..............................................      33,973            17,747                 --             150,950

  Total Additions.......................................     129,632            46,844             123,267            745,370

Distributions:
 Participant Distributions...............................    (16,238)           (1,435)            (33,043)          (150,416)
 Distribution for Spin-off of Republic
  Environmental Systems, Inc. (see Note 7)...............    (55,967)              --                  --            (298,772)
                                                            --------           -------            --------          ---------
  Total Distributions....................................    (72,205)           (1,435)            (33,043)          (449,188)

Interfund Transfers, Net................................     (12,406)              --                  --                --
                                                            --------           -------            --------          ---------

NET ASSETS AVAILABLE
FOR BENEFITS DECEMBER 31, 1995..........................    $157,191           $45,409            $121,184          $ 908,516
                                                            ========           =======            ========          =========

            The accompanying notes to financial statements are an
                     integral part of this statement.

                       REPUBLIC INDUSTRIES, INC.
                        RETIREMENT SAVINGS PLAN
                      NOTES TO FINANCIAL STATEMENTS
                       DECEMBER 31, 1995 AND 1994


(1)  DESCRIPTION OF PLAN:

(a)  General

The following description of the Republic Industries, Inc. Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan was established effective January 1, 1994 to provide benefits to all eligible employees of Republic Industries, Inc. (the "Company"). The Plan, as amended, is a defined contribution plan commonly known as an Internal Revenue Code ("IRC") section 401(k) profit sharing plan and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Company is the designated administrator of the Plan.

Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. In the event of Plan termination, all amounts credited to participants' accounts become fully vested subject to the requirements of ERISA. The Company also retains the right to amend the Plan. Amendments subsequent to December 31, 1995 are reflected within these notes to the financial statements.

(b)  Eligibility

For all Company employees hired before February 29, 1996, the Plan is available to employees not covered by a collective bargaining agreement, who have completed two months of service and have reached age 18. Enrollment provisions allow for one of four entry dates throughout the year, as defined under the Plan.

Effective March 1, 1996, the Plan was amended to increase the service requirement to 1,000 hours of service within a consecutive twelve month period to be eligible for participation. Additionally, enrollment provisions were amended to allow for monthly entry dates by all eligible employees regardless of date of hire. The amendment also included a provision to allow employees of certain subsidiaries of the Company to be eligible for participation in the Plan under these amended requirements.

(c)  Contributions and Funding Policy

Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to a maximum of 15% of eligible compensation, as defined. Amounts contributed by participants are fully vested when made. In 1995 each eligible participant could contribute up to $9,240, subject to applicable IRC limitations. The Plan allows for rollovers of vested contributions from previous employer's qualified plans.

Each year, the Company, at its option, may make a discretionary contribution to the Plan. In order to be entitled to an allocation of the Company's discretionary contribution, participants must be employed on the last day of the Plan year with 1,000 hours of service, as defined under the Plan.

Effective March 1, 1996, the Plan was amended to also allow for a discretionary matching contribution up to 100% of the first 6% of a participant's contribution.

Participants vest in the Company's discretionary contribution in accordance with the following schedule as of December 31, 1995:

              Years of Service                               Interest
              ----------------                               --------
             Less than 1..................................       0%
             1............................................      34%
             2............................................      67%
             3 or more....................................     100%

Effective March 1, 1996, the vesting provisions were amended to provide for the following vesting schedule for participants who became eligible after February 29, 1996:


              Years of Service                               Interest
              ----------------                               --------
             Less than 2..................................       0%
             2............................................      20%
             3............................................      40%
             4............................................      60%
             5............................................      80%
             6 or more....................................     100%

Additionally, allocated amounts become fully vested upon normal retirement age, as defined, death or termination of employment as a result of a total or permanent disability. Nonvested amounts forfeited upon any participant's withdrawal are used to offset any Company discretionary contributions.

The Company did not make contributions to the Plan and there were no forfeitures during 1995. Forfeitures are used to reduce future employer contributions to the Plan.

(d)  Investments

The Company has entered into an agreement whereby Merrill Lynch Trust Company ("the Trustee") has been appointed the Trustee of the Plan's assets. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of a designated investment committee.

The Plan provides five distinct investment alternatives for participants. Participants have the option of directing their accounts quarterly, in increments of 5%, to the following investment options:

        Merrill Lynch Retirement Preservation Trust Fund -- A mutual fund in which amounts are invested in U.S. Government Agency Securities and Guaranteed Investment Contracts.

        Merrill Lynch Growth Fund -- A mutual fund in which amounts are invested primarily in common stocks which are believed to be undervalued by the fund's manager and therefore have growth potential.

        Merrill Lynch Global Allocation Fund -- A mutual fund in which amounts are invested in a portfolio comprised of U.S. and foreign securities.

        Merrill Lynch Capital Fund -- A mutual fund seeking current income and capital growth through investments in equity, debt and convertible securities.

        Republic Industries, Inc. Common Stock -- Effective July 1, 1995, the Plan was amended to add the Company's Common Stock as an investment alternative. In 1995, participants could elect to invest up to 25% of their total contributions in the Company's Common Stock. In 1996, the Plan was amended to allow up to 50% of a participant's total contribution to be invested in the Company's Common Stock.

The CMA Money Fund is a short-term investment vehicle utilized by the Trustee to invest cash on a temporary basis.

(2)  SIGNIFICANT ACCOUNTING POLICIES:

(a)  Basis of Accounting

The accompanying financial statements are prepared under the accrual method of accounting.

(b)  Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Purchases and sales of investments are recorded on a trade-date basis.

(c)  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)  BENEFIT DISTRIBUTIONS

Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment but have not yet been paid totaled $51,645 at December 31, 1995. Such amounts are included in net assets available for benefits at December 31, 1995 in accordance with AICPA guidelines. However, the Plan's Form 5500 reflects such amounts as a liability of the Plan in accordance with IRC guidelines.

(4)  PARTY-IN-INTEREST TRANSACTIONS

Plan investments are shares of mutual funds managed by Merrill Lynch Asset Management Company, an affiliate of the Trustee. Therefore, these investments represent a party-in-interest to the Plan. The Company pays all fees and expenses of the Plan, which primarily consist of legal, accounting and other administrative services and totaled $61,922 in 1995.

(5)  PLAN LIABILITIES

The Plan has recorded a liability for distributions of excess contributions made during the Plan year. Such participants will be refunded, or transferred to a supplemental, Company-sponsored, Non-Qualified Retirement Savings Plan. The total refunded or transferred amounts of $50,404 and $17,361 are reflected as liabilities of the Plan as of December 31, 1995 and 1994, respectively.

(6)  INCOME TAX STATUS

The Internal Revenue Service has determined, and informed the Company by a letter dated July 18, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)  SPIN-OFF OF REPUBLIC ENVIRONMENTAL SYSTEMS, INC.

On April 26, 1995, the Company spun-off a wholly-owned subsidiary, Republic Environmental Systems, Inc. ("RESI"). In connection with the spin-off, 129 RESI employees, who were participants of the Plan, terminated active participation in the Plan. Related balances for these employees were as follows, and were transferred to a newly created, unrelated Plan operated by RESI:

        CMA Money Fund                                          $      1
        Merrill Lynch Retirement Preservation Trust               64,319
        Merrill Lynch Growth Fund                                 84,678
        Merrill Lynch Global Allocation Fund                      93,807
        Merrill Lynch Capital Fund                                55,967
                                                                --------
                Total                                           $298,772
                                                                ========

These amounts are reflected separately as distributions in the accompanying statement of changes in net assets available for benefits.

This spin-off transaction represents a partial termination of the Plan under the requirements of ERISA. As there were no Company contributions since the inception of the Plan, the partial termination has no impact on the accompanying financial statements or on the value of participants' accounts held by both of the Plans at the date of the transaction.

                                                                     Schedule I
                                                             E.I.N.: 75-1105145
                                                                    Plan #: 001


                         REPUBLIC INDUSTRIES, INC.
                          RETIREMENT SAVINGS PLAN
           ITEM 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             DECEMBER 31, 1995



        DESCRIPTION               SHARES              COST              MARKET
        -----------               ------              ----              ------
CMA Money Fund*...............        400           $    400           $    400
Merrill Lynch Retirement
 Preservation Trust*..........    146,633            146,633            146,633
Merrill Lynch Growth Fund*....     11,364            213,174            231,885
Merrill Lynch Global
 Allocation Fund*.............     14,990            198,005            205,814
Merrill Lynch Capital Fund*...      5,233            146,794            157,191
Republic Industries, Inc.
 Common Stock*................      1,257             28,005             45,409
                                                    --------           --------
       Total..................                      $733,011           $787,332
                                                    ========           ========

*  Represents a party-in-interest to the Plan.

                                                                    Schedule II
                                                             E.I.N.: 75-1105145
                                                                    Plan #: 001


                            REPUBLIC INDUSTRIES, INC.
                             RETIREMENT SAVINGS PLAN
                  ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                        FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                         Purchase         Selling          Asset            Net
Investment Description             Shares          Transactions            Price           Price            Cost            Gain
- ----------------------             ------          ------------          --------         -------          -----            ----
Purchases:

CMA Money Fund*................    510,578             49                $510,578            N/A          $510,578           N/A

Merrill Lynch Retirement
  Preservation Trust*..........    104,409            270                $104,409            N/A          $104,409           N/A

Merrill Lynch Growth Fund*.....      8,797             21                $170,881            N/A          $170,881           N/A

Merrill Lynch Global
  Allocation Fund*.............     12,492             20                $163,650            N/A          $163,650           N/A

Merrill Lynch Capital Fund*....      3,453             22                $ 98,643            N/A          $ 98,643           N/A


Sales:


CMA Money Fund*................    510,503             40                  N/A           $510,503         $510,503          $    0

Merrill Lynch Retirement
  Preservation Trust*..........     32,630             10                  N/A           $ 32,630         $ 32,630          $    0

Merrill Lynch Growth Fund*.....      2,778             12                  N/A           $ 57,450         $ 49,853          $7,597

Merrill Lynch Global
  Allocation Fund*.............      3,606             12                  N/A           $ 48,121         $ 46,925          $1,196

Merrill Lynch Capital Fund*....        807             11                  N/A           $ 23,122         $ 22,036          $1,086

Notes:

 *  Represents a party-in-interest to the Plan.

(1) Transactions included herein represent transactions, or a series of transactions, in securities of the same issue, or with respect to the same issuer, of 5% of the quoted market value of Plan assets at the beginning of the Plan year.

(2) This schedule incorporates all disclosures required by the Department of Labor for assets purchased and sold within the Plan year.

                                 SIGNATURES

    THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          Republic Industries, Inc.
                                          Retirement Savings Plan
                                          -----------------------------------
                                                  (Name of Plan)


Date: July 12, 1996                       By:    /s/ Courtland D. Peddy
      -------------------                        -------------------------------
                                                 Courtland D. Peddy
                                          Title: Plan Administrator